

April 16, 2015

Mr. Eddie Capel
President, Chief Executive Officer and Director
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Tenth Floor
Atlanta, Georgia 30339

> **Re: Manhattan Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 000-23999**

Dear Mr. Capel:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Part III (incorporated by reference to the definitive proxy statement filed on April 10, 2015)

Executive Compensation

Principal Elements of Executive Compensation, page 14

1.   We note that the corporate performance measures used to determine fiscal 2014 bonus awards under your annual short-term cash incentive plan were consolidated revenue and adjusted EPS. In your response letter, please disclose the targets established for both performance measures for 2014 and the company's actual performance against the targets. Also, please confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, we note the response in your letter dated March 3, 2009 to a similar comment issued on your Form 10-K for the fiscal year ended December 31, 2007.

Please note that where performance targets are tied to company-wide financial results that are publicly reported, we generally expect companies to disclose the targets if material to their compensation policies and decisions after those financial results have been disclosed. It is unclear to us what insights competitors can draw about a company's planned investments or future projected growth a competitor from historical performance targets that it could not also draw from actual results and or the company's participation in the market place.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions regarding our comment. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director